UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2002

PAN AMERICAN SILVER CORP.
(Registrant’s name)

1500-625 HOWE ST. VANCOUVER, BC V6C 2T6 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: November 4, 2002	By /s/ Rosie Moore

	Name:	Rosie Moore
	Title:	VP Corporate Relations

N E W S    R E L E A S E

November 4, 2002

PAN AMERICAN TO ANNOUNCE THIRD QUARTER RESULTS AND
STATUS OF CORNER BAY TRANSACTION ON NOVEMBER 18TH

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) will announce third quarter 2002 results before the market opening on November 18th. At the same time, the status of Pan American’s proposed merger with Corner Bay Silver will be broadcast. Following the announcements, Pan American will host a conference call to discuss the news and financial results, give project updates, and answer questions. The conference call will take place on Monday, November 18th at 10:00 am Pacific time (1:00 pm Eastern time). To participate in the call, dial 1-416-695-5806 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1303238. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

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Ross J. Beaty, Chairman and C.E.O. or Rosie Moore, VP Corporate Relations Phone: (604) 684-1175 Email: info@panamericansilver.com Website: www.panamericansilver.com

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6. TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com